March 6, 2014

VIA EDGAR AND BY FEDERAL EXPRESS

Jeffrey P. Riedler

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Quotient Ltd.

Draft Registration Statement on Form S-1

Submitted January 22, 2014

CIK No. 0001596946

Responses to Staff comments made by letter dated February 19, 2014

Dear Mr. Riedler:

On behalf of our client, Quotient Limited, a company incorporated under the laws of Jersey, Channel Islands (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 19, 2014 (the “Comment Letter”) in connection with the Company’s draft Registration Statement on Form S-1, which the Company confidentially submitted on January 22, 2014 (the “Confidential Registration Statement”). Concurrent with the submission of this response letter, the Company is filing publicly the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of the Registration Statement, which was publicly filed today by the Company via EDGAR, reflecting all changes made to the Confidential Registration Statement. All page references in the responses below are to the pages of the marked copy of the Registration Statement.

General

1.	Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Company Response:

The Company acknowledges the Staff’s comment. As requested, the Company will file all exhibits as soon as practicable in an amendment to the Registration Statement.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Company Response:

Other than the Company logo included on the cover pages of the prospectus, the Company advises the Staff that it currently does not intend to use any graphic, visual or photographic information in either the preliminary or final printed prospectus. However, if the Company subsequently determines to include any additional graphic, visual or photographic information, the Company will supplementally provide the Staff with copies of any such information for the Staff’s review prior to its inclusion in any printed prospectus.

3.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company Response:

In response to the Staff’s comment, the Company will supplementally provide to the Staff in separate correspondence, copies of written materials (the “Materials”) that were presented to potential investors by the Company, in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”).

Other than the Materials, no other written communications have been presented by the Company or, to its knowledge, anyone acting on its behalf to potential investors in reliance on Section 5(d) of the Securities Act.

Additionally, the Company confirms that, to its knowledge, no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”) by any broker or dealer that is participating or will participate in the offering. The Company undertakes that, if the Company becomes aware of any research reports distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering, that it will supplementally provide the requested materials to the Staff.

Table of Contents, page ii

4.	Please revise your disclosure with respect to data from third party sources and independent market research to remove your sentences stating in part that you “have not independently verified any of the data” and that independent market research has “not been independently verified.” It is not appropriate to directly or indirectly disclaim liability for information in the registration statement.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page ii.

Overview, page 1

5.	At the first mention of the term “blood grouping” in the first paragraph, please briefly explain the process and how it differs from blood typing.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to explain the term blood grouping.

6.	Please briefly explain in the third paragraph the better patient outcomes you anticipate from the use of MosaiQ™ as opposed to other technologies and why you expect them to occur.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 1 to provide an example of such improved outcomes.

7.	In the fourth paragraph, please identify the technologies that are predicate and briefly explain what results were concordant with the results obtained from the use of MosaiQ™.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on pages 1-2.

Our Competitive Strengths, page 2

8.	Please clarify in the fourth bullet on this page that you believe that you have established technical feasibility for blood grouping.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 3.

Risk Factors

Obtaining regulatory authorization for MosaiQ™ ....., page 14

9.	Please define CMV the first time used on page 14.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 14.

If our Edinburgh, Scotland facility becomes unavailable or inoperable ....., page 21

10.	Please expand the discussion to state the extent of your insurance coverage for business interruption losses.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 21.

We plan to build a new, expanded manufacturing facility…, page 21

11.	Please disclose the anticipated cost of building the new expanded manufacturing facility in Edinburgh.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 21.

We are highly dependent on our senior management team ....., page 23

12.	Please expand your discussion to identify your key personnel and describe the extent to which you have employment agreements with them. If departures have affected you adversely in the past, please provide appropriate disclosure.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 24.

The Company respectfully advises the Staff that departures of key personnel have not materially adversely affected the Company in the past.

If we or our suppliers fail to comply with ongoing regulatory requirements ....., page 26

13.	We note on page 26 that you received a warning letter from the FDA regarding compliance with current good manufacturing practices. Please disclose the facility and products manufactured at such facility, the steps you have taken to respond to this warning letter and any additional correspondence that you received from the FDA regarding good manufacturing practices. Additionally, if any GMP-related issues persist, please indicate the extent to which they could impede or delay the development of MosaiQ™.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 26.

Approval and/or clearance by the FDA ....., page 27

14.	We note that you disclose that it may be necessary to refile regulatory submissions as a result of application deficiencies, which was requested of you by the FDA in 2013. Please expand your disclosure to identify the product(s) related to the submission, to explain what actions you have taken and whether the FDA’s concerns have been resolved. If not, disclose the current status and the additional actions you are taking to resolve the issue.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested on page 27.

Mosaic™ depends upon certain technologies…, page 32

15.	We note that the development of MosaiQ™ depends upon licenses to various proprietary technologies. Please identify the material licensors and the technologies licensed. In the last paragraph of the risk factor briefly discuss the material performance obligations that must be satisfied in order to maintain each of the material licenses. If the registrant has experiences difficulties in the past in satisfying these conditions, provide appropriate disclosure.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 33 to identify The Technology Partnership plc (“TTP”) and STRATEC Biomedical AG (“STRATEC”) as licensors of technologies used to manufacture the MosaiQTM consumables and instruments and to describe the material performance obligations related to such licenses. The Company has also included in the Registration Statement certain details regarding the licensed technologies in response to Comments 28 and 29 below.

The Company advises the Staff that it has not experienced difficulties satisfying material performance obligations relating to these licenses in the past.

Use of Proceeds, page 46

16.	If any of the proceeds will be used to build the expanded Edinburgh manufacturing facility, please disclose the amount of proceeds to be allocated toward this undertaking. Indicate the extent to which such proceeds are expected to be adequate to complete the conversion of the facility.

Company Response:

The Company advises the Staff that it intends to use its existing cash balances to replace and expand the Edinburgh facility. The Company has revised the disclosure on page 104 under “Business – Facilities” to make it consistent with the disclosure on page 93 under “Business – Manufacturing and Supply – Conventional Reagent Products”.

17.	Regarding the proceeds to be allocated to the development of MosaiQ™, disclose how far these proceeds will enable the registrant to progress in developing the product. For example, does it encompass formal validation studies scheduled to begin in late 2014, formal field trials scheduled to commence in the second half of 2015, filing of regulatory submissions with the FDA anticipated for the first half of 2016, etc.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 47 to indicate its belief that the net proceeds are expected to be sufficient to complete the development of the MosaiQ™ consumables and the initial instrument. The Company has also included disclosure on page 47 regarding its expectations in respect of funding the other expected costs for the MosaiQ™ project through the completion of formal field trials for the consumables and the initial instrument.

18.	Regarding the proceeds to be allocated to the conversion of the facility in Eysins, Switzerland, please disclose the extent to which such proceeds are expected to be adequate to complete the conversion of the facility.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 47 to indicate its belief that the net proceeds are expected to be sufficient to complete the conversion of the Eysins facility.

Capitalization, page 48

19.	Please expand your pro forma disclosures throughout the filing to explain why assuming that the A ordinary shares and deferred shares will be converted into ordinary shares is factually supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

Company Response:

The Company respectfully advises the Staff that the deferred shares that were issued and outstanding as of September 30, 2013 have all since converted into B ordinary shares. In connection with the offering, the Company intends to amend its current articles of association, which amendment will provide for the conversion of the A ordinary shares (as well as the B ordinary shares) into ordinary shares. Ultimately, the approvals related to such amendment are controlled by affiliates of Galen Partners LLP, Mr. Cowan and Quotient Biodiagnostics Group Limited (with support from the Company’s board of directors), all of whom have informally indicated their support of the offering. The Company intends to obtain such approvals prior to commencing the road show for the offering. Accordingly, at the time of the commencement of the marketing of the offering, the Company respectfully advises the Staff that the conversion of the A ordinary shares into ordinary shares pursuant to the terms of the Company’s amended articles of association upon completion of the offering will be factually supportable. As a result, the Company believes that no further expansion of the pro forma disclosures is required.

Cost of Revenue and Operating Expenses, page 55

20.	Please expand your disclosures to include the total costs incurred during each period presented and to date for each key research and development project.

Company Response:

In response to the Staff’s comment, the Company has revised certain disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 60-61, 63-64 and 66 to include a breakdown of research and development expense by MosaiQTM, other development projects and grant income. Further, as disclosed on page 58, the Company respectfully advises the Staff that the Company segregates research and development expenses for the MosaiQTM project from expenses for other research and development projects. The Company does not maintain detailed records of these other costs by activity. The Company believes the effort required to track these expenditures across all the projects undertaken by this group of expenses is not justified.

Liquidity and Capital Resources, page 66

21.	We note on page 66 that your principal source of funding has been investment in new share capital by your shareholders. Please expand your disclosure to provide an estimate of the period of time that the proceeds of this offering and existing funds will satisfy your cash requirements without raising additional funds.

Company Response:

The Company respectfully advises the Staff that on pages 70-71, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Operating and Capital Expenditure Requirements,” the Company has stated its belief that its existing capital resources, including funds available under the Company’s term loan with MidCap Financial LLC, together with the net proceeds from this offering, will be sufficient to fund the Company’s operations for the next several years.

Critical Accounting Policies and Significant Judgments and Estimates

Stock Compensation Expense, page 71

22.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance issued in the past year up to the date of effectiveness.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will update its disclosure as requested when it files a pre-effective amendment to the Registration Statement in which pricing information is included.

23.	Please revise your disclosure to separately present the intrinsic value of outstanding vested and unvested options as of the most recent practicable date based on the estimated offering price.

Company Response:

In response to the Staff’s comment, the Company has included a proposed template for such disclosure on page 74, which the Company intends to complete when it files a pre-effective amendment to the Registration Statement in which pricing information is included.

Business

Blood Grouping, page 77

24.	We note on page 78 that patient blood will typically be subject to a basic antigen typing and an antibody screen, and that less than 1% of patients that have not received a blood transfusion will screen positive for an antibody. Please clarify how you anticipate your customers will utilize the MosaiQ™, and if you anticipate that your customers will elect to fully characterize all patient and donor blood. If not, disclose the anticipated level of use of the product given the anticipated various circumstances of use.

Company Response:

In response to the Staff’s comment, the Company has included additional disclosure regarding the Company’s expectations regarding customers’ use of MosaiQTM under “Business – The MosaiQTM Solution” on page 84.

25.	We note on page 83 that you have designed a lower-cost instrument. Please clarify if you intend to engage in a standard sales model in addition to your “razor/razor blade” business model.

Company Response:

The Company respectfully advises the Staff that the Company does not intend to engage in a standard sales model in addition to its “razor/razor blade” business model.

Development Process, page 83

26.	We note on page 84 that the FDA has indicated it will require MosaiQ™ to obtain 510(k) clearances. Please disclose if you are intending to file a traditional 510(k) application for MosaiQ™. Additionally, please disclose if you plan to submit an IDE application and prepare a premarket notification, and the FDA classification of the MosaiQ™ instrument.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 86 as requested to clarify the type of 510(k) application and the classification of the instrument.

The Company advises the Staff that the Company does not plan to submit an Investigational Device Exemption application or prepare a premarket notification.

27.	Please disclose any additional clinical tests that you are planning at this time.

Company Response:

The Company respectfully advises the Staff that the Company is not planning on conducting any additional clinical tests at this time.

MosaiQ™, page 90

28.	We note on page 91 that you have entered into a master development agreement with TTP. Please disclose your material payment provisions, in addition to the payment of development costs and the duration of the agreement. Additionally, if this agreement contains a material license to TTP’s intellectual property, please summarize the material terms of this license including the nature of the intellectual property transferred, the scope of the license (i.e. geographic range, exclusivity, etc.) and any performance obligations that must be met to maintain the license. Please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Company Response:

The above referenced disclosure has been revised to include the term of the master development agreement with TTP and additional disclosure in respect of the licensing of intellectual property rights owned by TTP. Please see pages 93-94 of the Registration Statement.

The Company respectfully advises the Staff that the material payment provisions of the master development agreement have already been described in the Registration Statement. The Company pays TTP development costs, which are the costs and expenses associated with the performance of the activities set out in a “detailed phase work programme” (a detailed plan of TTP’s activity during a particular phase of the overall development project). These development costs include: (i) professional fees – the fees charged by TTP for the time of engineers and scientists working on the development programme, but excluding materials costs; (ii) materials costs – the costs of any materials or expenses or equipment required by TTP or purchased by TTP to carry out the development programme; and (iii) third party costs – costs incurred by TTP for provision of services from third parties in relation to the performance of the development programme.

The Company intends to request confidential treatment under separate cover in respect of certain provisions of its master development agreement and license agreement with TTP, including with respect to the details of the technology it licenses from TTP and the details of the license fees and royalties. The Company intends to file redacted versions of the master development agreement and license agreement as exhibits to the Registration Statement, and intends to submit unredacted versions of each agreement to the Staff in connection with its confidential treatment request.

29.	We note on page 91 that you have entered into a development agreement with STRATEC. Please disclose the material payment terms, including the aggregate milestone payments, and the duration of the agreement. Additionally, if this agreement contains a material license to STRATEC’s intellectual property, please summarize the material terms of this license including the nature of the intellectual property transferred, the scope of the license and any performance obligations that must be met to maintain the license.

Company Response:

The above referenced disclosure has been revised to include the term of the development agreement with STRATEC and additional disclosure in respect of the licensing of intellectual property rights owned by STRATEC. Please see page 94 of the Registration Statement.

The Company respectfully advises the Staff that the Company’s license in its development agreement with STRATEC relates to intellectual property that will be developed during the course of STRATEC’s engagement and, accordingly, the Company is currently unable to describe the technologies that will be subject to such license specifically as a result of the instrument’s ongoing development. The Company’s expected license with STRATEC in respect of STRATEC’s existing intellectual property will be set forth in the manufacturing agreement to be entered into between the parties and will relate to the Company’s manufacture, use and sale of the instrument pursuant such manufacturing agreement. The instrument is still in the process of development and the final terms of the manufacturing agreement are still being negotiated. For these reasons, the Company believes that the current general descriptions of the technologies licensed and to be licensed from STRATEC are appropriate.

The Company intends to request confidential treatment under separate cover in respect of certain provisions of its development agreement with STRATEC, including with respect to the milestone payments owed to STRATEC. The Company will submit a separate confidential treatment request in respect of its development agreement with STRATEC.

30.	We note on page 93 that MosaiQ™ depends on certain technologies that are licensed to you. Please disclose the material license agreements you have entered into for the development and commercialization of MosaiQ™. Additionally please summarize the material terms of these agreements including the nature of the intellectual property transferred, the scope of the license, all material performance obligations that must be met to maintain the license, duration of the agreement, early termination provisions, and material payment provisions. Additionally please file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that these agreements are not material to the company.

Company Response:

As discussed in more detail in the Company’s responses to Comments 28 and 29 above, the Company has included additional disclosure regarding its licenses with TTP and STRATEC.

In the interest of providing disclosure comparable to that of the TTP and STRATEC disclosure, the Company has also included disclosure regarding its licenses with Future Diagnostics BV (“Future”). Please see page 94 of the Registration Statement. However, the Company does not believe such licenses are material because the Company’s business does not depend, and the Company does not expect its business will depend, to a material extent on Future’s existing technology or any technology that is jointly owned by Future and the Company pursuant to the agreement. In particular, the disease screening assays Future is currently developing for the Company are based on commercially available assays purchased from third parties and, accordingly, there is no intellectual property of either Future or the Company currently involved in such development work.

The Company has filed its agreement with Future as an exhibit to the Registration Statement. In connection with the requests for confidential treatment described above in the Company’s responses to Comments 28 and 29, the Company intends to file redacted versions of the master development agreement and license agreement with TTP and the development agreement with STRATEC as exhibits to the Registration Statement, and intends to submit unredacted versions of each agreement to the Staff in connection with its confidential treatment request.

31.	We note on page 90 that sales to Ortho accounted for 55% of your product sales. We also note on page 93 that you generally retain ownership of the intellectual property of products that you have developed for Ortho. If you have a material license agreement with Ortho, please disclose the material payment terms, relevant intellectual property covered, the scope of the license, all material performance obligations that must be met to maintain the license, the duration of the agreement and early termination provisions. Additionally please file this agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with an analysis supporting your determination that this agreement is not material to the company.

Company Response:

The Company respectfully advises the Staff that the Umbrella Supply Agreement with Ortho-Clinical Diagnostics Inc. (“OCD”) was submitted to the Staff as Exhibit 10.7 to the Confidential Registration Statement. There is no standalone license agreement between the parties. Under the Umbrella Supply Agreement, other than as a result of the Company’s failure to supply products pursuant the supply agreement or a force majeure, neither party to the agreement accrues any rights to intellectual property of the other party. At any time during which the Company is not able to supply products under the Umbrella Supply Agreement, the Company has granted to OCD a non-exclusive, non-transferable, royalty-free right and license, with the right to sub-license, to manufacture or have manufactured by a third party, products employing and utilizing the Company’s intellectual property with respect to OCD’s products. This license is effective only during the period of time the Company’s failure to supply such products has occurred and is continuing. Given the nature and limited scope of this license, the Company does not believe this license to be material.

Intellectual Property, page 93

32.	Of your U.S. patent applications please expand your disclosure to provide:

•	the subject matter of your patent applications; and

•	the date that the application was filed.

Company Response:

In reviewing the Staff’s comment, the Company has decided to remove the prior references to the U.S. patent applications, as the Company does not intend to pursue these applications. The Company has, however, included on page 97 a description of two new U.K. patent applications that the Company recently filed.

33.	We note that you have received patents in one of more foreign countries. Please identify any patents or applications that cover material non-U.S. jurisdictions and provide the jurisdictions, expiration dates or if a patent application, the dates filed and other relevant information comparable to your disclosures regarding your U.S. patent.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 96-97 to include descriptions of the foreign counterpart patent and patent applications related to the Company’s U.S. patent.

34.	Of your material licensed patents please expand your disclosure to provide:

•	the licensor of the patent and the scope of the license;

•	the subject matter of the patent;

•	the applicable jurisdiction for the patent; and

•	the expiration date.

Company Response:

The above referenced disclosure has been revised to identify the licensors and licenses entered into for the development and commercialization of MosaiQTM, and to include a cross-reference to the applicable disclosure of these licenses that the Company has included in response to Comments 28 and 29 above. Please see page 97 of the Registration Statement. As noted in the responses to such Comments, the Company intends to seek confidential treatment with respect to certain details of the intellectual property it licenses from TTP and the nature of such technology, and the description of the intellectual property licensed from STRATEC is necessarily general as a result of the current status of the development project and the related agreements.

Shares Eligible for Future Sale, page 134

35.	Please state the approximate number of holders of common stock at the time of the offering.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 139.

36.	Once available please file copies of each of the lock-up agreements.

Company Response:

The Staff’s comment is noted. The Company intends to file the form of Underwriting Agreement as Exhibit 1.1 to the Registration Statement when it has been substantially negotiated and prior to requesting effectiveness of the Registration Statement. The Underwriting Agreement will contain a covenant providing for the lock-up restrictions that the Company will agree to in connection with this offering and will also include as an exhibit thereto the form of lock-up agreement that is being executed and delivered by the Company’s directors, executive officers and shareholders in connection with this offering. The directors, executive officers and shareholders are all executing lock-up agreements that are identical to such form.

U.S. Federal Income Tax Consequences, page 136

37.	We note that the discussion of U.S. federal income tax consequences set forth in this section is the opinion of Clifford Chance US LLP. Please file the tax opinion of Clifford Chance US LLP as an exhibit to the registration statement. Please also file the consent of tax counsel to the filing of the opinion and to the use of counsel’s name in this section.

Company Response:

The Company advises the Staff that it intends to file the tax opinion of Clifford Chance US LLP as Exhibit 8.1 to the Registration Statement prior to requesting effectiveness of the Registration Statement. The related consent of Clifford Chance US LLP will be included in such opinion.

Cautionary Statement on the Enforceability of Civil Liabilities, page 142

38.	If the statement as to the enforceability of judgments of U.S. courts is based upon the advice of Jersey counsel, please identify counsel and provide consent to the use of counsel’s name as an exhibit.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 147. The requested consent of Jersey counsel will be included in the opinion of Carey Olsen, which will be filed as Exhibit 5.1 to the Registration Statement prior to requesting effectiveness of the Registration Statement

Notes to Condensed Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Business, page F-7

39.	Please tell us and disclose how the relationship between Quotient Limited and QBDG would result in a transaction under common control causing a scope exception for the transaction not to be accounted for as a business combination. Refer to ASC 805-50-15-6.

Company Response:

The Company’s analysis of the accounting requirements for the February 16, 2012 transaction is as follows:

On January 18, 2012, Quotient Biodiagnostics Holdings Limited (“QBDH”) was incorporated in accordance with the Companies (Jersey) Law and issued two ordinary shares at an issue price of $1.00 to Quotient Biodiagnostics Group Limited (“QBDG”). In May 2013, QBDH subsequently changed its name to Quotient Limited.

QBDG was wholly-owned by Deidre Cowan and was the holding company for Alba Bioscience Limited (“Alba”), QBD (QSIP) Limited (“QSIP”) and Quotient Biodiagnostics, Inc. (“QBDI”, and together with Alba and QSIP, the “operating companies”).

Set forth below is the corporate structure upon incorporation of QBDH (as of January 18, 2012):

On February 16, 2012, QBDH:

1)	Issued 14,023,552 A preference shares to QBDG in connection with the acquisition of 100% of the issued share capital of Alba, QSIP and QBD.

2)	Issued 177,924 A ordinary shares, 59,309 A deferred shares, 118,617 B deferred shares and 525,710 C deferred shares to certain senior executives to replace the equivalent shares previously issued to the same senior executives by QBDG.

3)	Issued 10,640,664 new B preference shares to Galen Partners LLP and affiliated entities (collectively, “Galen”) and Thomas Bologna at an issue price of $1.0526 per new B preference share, raising $11.2 million;

4)	Acquired intellectual property and related assets of the Q-Screen project (now renamed MosaiQTM) from QBDG for a total consideration of $1.8 million;

5)	Repurchased 1,553,598 A preference shares from QBDG at a price of $1.0526 per A preference share for a total consideration of $1.6 million;

6)	Repaid all intercompany balances owing by Alba to QBDG. Simultaneously, QBDG repaid intercompany balances owed by it to QBDI; and

7)	Granted warrants to QBDG (for 950,060 A preference shares) and Galen and Thomas Bologna (collectively, the “Galen investors”) (for 3,800,237 B preference shares) allowing them to subscribe for up to 4,750,297 A preference shares or B preference shares for a total subscription price of $5.0 million.

Set forth below is the corporate structure upon transfer of the net assets of the operating companies to QBDH (as of February 16, 2012):

In determining the proper accounting for the above transaction, the Company evaluated whether the transfer of net assets of the operating companies to QBDH by QBDG was a business combination to be accounted for under Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), a common control transaction or a capital transaction.

ASC 805 defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses. However, combinations between entities that are under common control are excluded from the scope of ASC 805. ASC 805-50-15-6 also gives examples of common control transactions which include the situation where an entity forms a newly chartered entity and then transfers some or all of its assets to that newly chartered entity. This is what happened in the above transaction. However, the Company also needs to evaluate whether the entities that are being accounted for were under common control before the Company can conclude that the transaction does not fall into the scope of ASC 805.

Assessment of whether common control exists

U.S. GAAP does not define the term common control. The Emerging Issues Task Force attempted to define common control in EITF Issue No. 02-05, “Definition of Common Control In Relation to FASB Statement No. 141” (“EITF 02-5”), but did not reach a consensus. Nevertheless, as set forth in EITF 02-5, the SEC staff concluded that common control exists between (or among) separate entities in the following situations:

1)	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.

2)	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

3)	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert).

The operating companies and QBDH were 100% owned by QBDG before the combination. Following the transfer of the net assets of the operating companies to the QBDH, the latter became 52% owned by QBDG. QBDH was created to be the holding company for the operating companies and was effectively capitalized with the cash investment from the Galen investors and the contribution of net assets by QBDG.

Under EITF 02-5, it appears that common control exists between QBDH and the operating companies although QBDH obtained investments from third party investors and issued shares to management. The Company is also required to consider the fact that, despite the voting structure, there was a shareholders’ agreement among QBDG , Galen and certain of QBDH’s other shareholders that gave certain rights and privileges to Galen.

Pursuant to Subtopics ASC 810-10 (Overall) and ASC 810-20 (Control of Partnerships and Similar Entities) of Accounting Standards Codification Topic 810, Consolidation, rights that allow a minority investor to effectively participate in significant decisions that are made in the ordinary course of business an entity prevent the majority owner of the outstanding stock of such entity from controlling such entity. However, rights that would allow a minority investor to block certain corporate actions by the entity would be considered protective rights and would not overcome the presumption of control by the majority owner.

Under the shareholders’ agreement, the Company believes the rights given to the Galen investors are protective rights rather than substantive participating rights and, accordingly, do not overcome the presumption that QBDG controlled QBDH based on the voting interests of QBDH as of February 2012. The rights given to the Galen investors do not allow them to control the operations or assets of the operating companies.

Based on the facts and circumstances described above, QBDG retained control of the operating companies as of February 2012. Accordingly, the Company believes the acquisition of the operating companies by QBDH is a common control transaction and QBDH should recognize the assets and liabilities transferred at their carrying amounts in the financial statements of QBDG.

Based on the above analysis, the Company has amended the disclosure on page F-7 of the Registration Statement to explain that QBDG controlled the operating companies both before and immediately following the February 16, 2012 transaction.

Note 2. Commitments and Contingencies

Government Grant, page F-17

40.	Please tell us the certain circumstances in the grant award that would provide for full repayment and why you determined that recognizing the grant was appropriate. Please reference for us the authoritative literature you rely upon to support your accounting.

Company Response:

The grant for the development of the Q Screen platform (now renamed MosaiQTM) was awarded by Scottish Enterprise in 2008. Scottish Enterprise, a government-funded body, is Scotland’s main economic, enterprise, innovation and investment agency.

Because Scottish Enterprise provides public funds to support projects such as MosaiQTM, its grant awards always include a clause enabling Scottish Enterprise to reclaim any grant payments made in the event it is not satisfied with the way the grant has been spent by the entity receiving it.

The Company considered it appropriate to include the contingency disclosure in its financial statements because of the general clause for claim repayment under the grant award. However, the Company has regular contact with representatives of Scottish Enterprise and the Company believes, based on its meetings with these representatives, that they are satisfied with the progress of the MosaiQTM project and that the Company has met their expectations in relation to the progression of the project.

The detailed terms of the grant set out employment targets for staff and expected levels of expenditure over a variety of categories. The grant is claimed based on an appropriate percentage of each cost category as set out in the grant documentation. The Company makes regular submissions to Scottish Enterprise detailing the levels of expenditure and staffing levels. These claims are audited annually by an independent accounting firm. The most recent audit took place in the second half of 2013 and no significant concerns arose.

Furthermore, based on the progress of the MosaiQTM project to date, the Company believes that it satisfies the conditions relating to the grant and the likelihood of Scottish Enterprise requesting any repayment is remote.

The Company followed the guidance set out in the International Financial Reporting Standards, specifically International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”), to account for the grant due to lack of specific accounting literature dealing with grants under U.S. GAAP. IAS 20 states that government grants should be recognized when there is reasonable assurance that they will be received and that the entity will comply with their conditions. The Company has received the grant income recognized and believes that it has complied with all of the conditions of the grant as discussed above pertaining to amounts received to date.

Index to Consolidated Quarterly Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-33

41.	Regarding your agreement with Ortho-Clinical Diagnostics Inc., please address the following:

•	Revise your disclosure to comply with ASC 605-25-50-2.

•	Disclose each substantive milestone and related contingent consideration for the further milestones receivable upon obtaining FDA approval and meeting other development targets per ASC 605-28-50-2.

•	Tell us how you were able to determine that the $2,750 milestone paid upon the receipt of CE- marks was considered substantive. Specifically address why there was substantive uncertainty at the date the arrangement was entered into that the event would be achieved.

Company Response:

In response to the Staff’s comment, the Company has amended the disclosure in its unaudited interim financial statements included in the Registration Statement. Please see page F-34 of the Registration Statement.

The Company believes that the milestone relating to CE marks of products delivered to OCD was substantive and at risk at the outset of the arrangement because significant work was performed to reach this milestone and there was substantial uncertainty about whether the development work would prove to be successful and whether the regulatory approvals would be obtained. The Company had already been working on the relevant project, initially based on discussions with OCD and subsequently under a non-binding memorandum of understanding, before the contract was signed. The Company considered the guidance contained in EITF Issue No. 08-9, “Milestone Method of Revenue Recognition”, and the Company believes that the circumstances of the CE marking milestone lead to the substantive milestone method being the appropriate treatment under the guidance. The milestone was not a disguised up-front payment or a non-substantive provision as the Company had been working on the project and significant work had gone into the project. The CE marking regulatory approval was also necessary for OCD to be able to market the products in Europe. The Company also believes that the milestone was commensurate with the work performed to achieve the milestone, that it related solely to past performance (albeit much of this was prior to the execution of the formal binding contract) and the amount of the milestone, when considered with the other deliverables and payments under the contract, is reasonable to the proportion of work performed to the point of the CE marking milestone.

Separately from the milestone method, the Company has also considered the proportional performance model that might be applied to the recognition of the $2.75 million of income related to the CE marking. The $2.75 million is not refundable, it is not linked to the achievement of any of the other milestones and there are no circumstances under which it could be reclaimed by OCD. The Company also had no basis for the recognition of any income or deferral of any costs prior to the date that the formal binding contract was signed. The alternative method of accounting, if the Company considered that the milestone was not substantive, would be to recognize the $2.75 million over the period in which it was earned, and this period would fall entirely within the first quarter of the Company’s financial year ending March 31, 2014 as the Company had delivered and performed what it was obligated to do with respect to this first milestone.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-3079 or Alex Camacho at (212) 878-8434.

Sincerely,

/s/ Per B. Chilstrom
Per B. Chilstrom

cc:	Securities and Exchange Commission

Scott Wuenschell

Joel Parker

Matthew Jones

Quotient Limited

Paul Cowan

Stephen Unger

Roland Boyd

Clifford Chance US LLP

Alejandro E. Camacho

Gibson, Dunn & Crutcher LLP

Glenn R. Pollner